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April 4, 2018

VIA EDGAR AND ELECTRONIC MAIL

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Newell Brands Inc. (“Newell” or the “Company”)
Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed March 6, 2018 by Starboard Value LP et al. (collectively, “Starboard”)
Soliciting Material under Rule 14a-12
Filed March 9, 2018 by Starboard
Filed No. 001-09608

Dear Ms. Posil:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 14, 2018 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Background to the Solicitation, page 5

1.	Please revise to briefly summarize any contacts between Starboard (or its affiliates) and Messrs. Ashken, De Sole or Franklin prior to January 25, 2018.

Starboard acknowledges the Staff’s comment and respectfully advises the Staff that there were no contacts between Starboard (or its affiliates) and Ian G.H. Ashken, Domenico De Sole or Martin E. Franklin prior to January 25, 2018 regarding Newell or any matters related thereto.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 4, 2018

Reasons for the Solicitation, page 7

2.	A reasonable factual basis must exist for each opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide support for the following statements:
•	“Newell’s current management team has made critical missteps in integrating and operating the businesses ....” (pages 7 and 8)

Starboard acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis in support of Starboard’s belief that Newell’s current management team has made critical missteps in integrating and operating the businesses following the acquisition of Jarden. On Newell’s Q4 2015 earnings call, Newell provided guidance of approximately $3 billion of EBITDA upon completion of the integration of the two companies. However, having achieved only approximately $2.3 billion of EBITDA in 2016 and only approximately $2.4 billion of EBITDA in 2017, we believe that the Company’s failure to achieve its $3 billion EBITDA target indicates that the management team has made mistakes integrating and operating the businesses.

In addition, the Company experienced several execution issues in fiscal 2017, including a customer dispute in the Writing segment that significantly affected Newell’s financial performance.1 The Company also failed to anticipate the financial issues experienced by Toys “R” Us, which has also affected Newell’s financial performance and outlook.2 Furthermore, Starboard believes the fact that Newell reduced its financial guidance several times throughout 2017 supports its stated belief that management has made critical missteps in operating the business.

•	“In late January 2018, the resignations of three well-respected directors ... signaled to stockholders, in our view, that there was serious discord on the Board.” (page 9)

Starboard acknowledges the Staff’s comment and respectfully believes that the support for its belief that the resignations of three well-respected directors signaled to stockholders that there was serious discord on the Board is self-evident. Starboard offers the Staff the following explanation in support of its belief on a supplemental basis. In the course of its fifteen-year history, Starboard has researched and invested in hundreds of public companies. From Starboard’s extensive investment experience, it has learned that the simultaneous resignations of multiple directors is a rare occurrence and often a sign that there is discord on the Board. Starboard believes that if there was not discord on the Board, Messrs. Ashken, De Sole and Franklin simply would have chosen not to stand for re-election at the upcoming Annual Meeting rather than simultaneously resigning. Starboard further believes that its view of discord on the Board was validated by the subsequent resignations of Ros L’Esperance and Kevin C. Conroy, the fourth and fifth directors to resign from the Board since January 2018. Again, Starboard believes that in the absence of discord, these directors would have chosen simply to not stand for re-election rather than affirmatively resigning from the Board.

1 See excerpt from Newell’s Q4 2017 Earnings Call that is included in Annex A.

2 From Newell’s Q3 2017 Earnings Call: “While our start to the fourth quarter looks very much like our start to the third quarter, with solid growth in the first month of October, we have reset guidance for the balance of 2017 to reflect an assumed negative impact associated with the Toys ‘R’ Us restructuring on Baby, and continued Writing headwinds in select customers.”

April 4, 2018

Moreover, in a Bloomberg article published on March 12, 2018 by Melissa Mittelman and Scott Deveau, Mr. Conroy publicly indicated his support for Starboard’s efforts to turn around the Company and clarified why he resigned from the Board.3 In the article, Mr. Conroy was quoted as saying “I resigned because I do not believe that the current course is the optimal path forward for the [C]ompany,” and “I am not comfortable with recent events and have come to believe that change is needed.” Starboard believes that Mr. Conroy’s statements validate its belief that there was serious discord on the Board.

Furthermore, Starboard performed supplemental research regarding mass resignations of directors in response to the Staff’s comment and was only been able to find a few examples of such instances, each of which appeared to be accompanied by discord in the boardroom. For example, effective June 30, 2016, six directors of The Williams Companies, Inc. (NYSE:WMB) resigned from the company’s Board of Directors due to disagreements in the boardroom, including with respect to who should serve as CEO.4 Back in January 2009, six directors of Mecom Group plc, a European newspaper publishing company that previously traded on the London Stock Exchange, resigned due to disagreements regarding the company’s strategic direction and who should serve as its Chairman and CEO.5 In December 2008, four directors of ARIAD Pharmaceuticals, Inc. (formerly NASDAQ:ARIA) resigned from the company’s Board of Directors due to several disagreements in the boardroom.6

Lastly, the Company’s press release issued on March 14, 2018 seems to indicate that Messrs. Ashken, De Sole and Franklin resigned from the Board due to a disagreement in the boardroom.7 By the Company’s own account, Messrs. Ashken, De Sole and Franklin resigned after the Board denied Mr. Franklin’s request for a Board vote to elect him as Chairman – providing further support for Starboard’s stated belief.

•	“These resignations demonstrated to us that there was Board dysfunction ....” (page 9)

Starboard acknowledges the Staff’s comment and respectfully believes that the support for its belief that the resignations of Messrs. Ashken, De Sole and Franklin demonstrated to Starboard that there was Board dysfunction is self-evident. Starboard respectfully refers the Staff to its response immediately above to the second bullet point of Comment #2 for supplemental information regarding its stated belief.

3 https://www.bloomberg.com/news/articles/2018-03-12/ex-newell-director-conroy-backs-starboard-says-change-needed

4 https://www.sec.gov/Archives/edgar/data/107263/000119312516640645/d209624d8k.htm

5 https://www.telegraph.co.uk/finance/newsbysector/mediatechnologyandtelecoms/4271407/Mecom-directors-
resign-after-move-to-oust-David-Montgomery-fails.html

6 https://www.sec.gov/Archives/edgar/data/884731/000095013508007795/b73139ape8vk.htm

7 https://www.sec.gov/Archives/edgar/data/814453/000119312518082551/d503896ddefa14a.htm

April 4, 2018

•	“[T]he resignation of Mr. De Sole ... confirms to us the severe governance deficiencies at the Company.” (page 9)

Starboard acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of its belief that Mr. De Sole’s resignation confirmed to Starboard the severe governance deficiencies at the Company. Starboard acknowledges that while some may argue that the resignations of Messrs. Ashken and Franklin, both former executives and directors of Jarden, could be attributed to disagreements between Jarden-affiliated directors and legacy directors of Newell who were on the Board before the merger with Jarden, the same argument does not hold water with respect to Mr. De Sole’s resignation. Until Mr. De Sole’s resignation from the Board in January 2018, he had served as a director of the Company for over a decade after initially joining the Board in November 2007. In Starboard’s view, Mr. De Sole’s resignation discounted the argument that the resignations of Messrs. Ashken and Franklin could simply be chalked up to disagreements between Jarden-affiliated directors and legacy directors of Newell, and caused Starboard to believe that there were governance issues at the Company. Further, Mr. De Sole is a well respected director who has served on the boards of numerous public companies, and Starboard did not believe that he would resign in unison with Messrs. Ashken and Franklin unless there was something truly wrong in the Company’s boardroom.

3.	Please disclose the peers you reference in the following statements:
•	“[M]assive share price underperformance has resulted in Newell trading at ... a substantial discount to its peers ...” (page 8)

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. As disclosed on page 11 of the Proxy Statement, the peers referred to include Tupperware Brands Corporation (TUP), Reckitt Benckiser Group plc (RB LN), Colgate-Palmolive Company (CL), Prestige Brands Holdings, Inc. (PBH), The Procter & Gamble Company (PG), Henkel AG & Co. KGaA (HEN GY), Church & Dwight Co., Inc. (CHD), The Clorox Company (CLX), Stanley Black & Decker, Inc. (SWK), Spectrum Brands Holdings, Inc. (SPB) and Fortune Brands Home & Security, Inc. (FBHS).

•	“Newell stockholders have lost more than $11 billion of value despite meaningful gains for the Company’s peer group .....” (page 9)

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Starboard respectfully refers the Staff to its response immediately above to the first bullet point of Comment #3.

•	“[M]any of the Company’s peers have done a far superior job navigating through the current environment.” (page 10)

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Starboard respectfully refers the Staff to its response above to the first bullet point of Comment #3.

April 4, 2018

4.	Please revise to describe how you derived the EBITDA and EBITDA margin estimates on page 9.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 12 of the Proxy Statement.

In addition, on a supplemental basis, please see Annex A for Starboard’s calculation of the EBITDA and EBITDA margin estimates disclosed in the Proxy Statement.

Proposal No. 1 Election of Directors, page 11

5.	Disclosure on page 20 indicates that Starboard and Mariposa intend to suggest to the Board an appropriate compensation arrangement for Mariposa and Messrs. Franklin and Lillie in connection with Mr. Franklin potentially serving as Chairman of the Board and Mr. Lillie potentially serving as the Company’s Chief Executive Officer. The suggested compensation arrangements for Mariposa and Mr. Lillie are described on page 20. Please also describe the compensation arrangement that Starboard intends to suggest for Mr. Franklin.

Starboard acknowledges the Staff’s comment and respectfully advises the Staff that Starboard did not intend to suggest any compensation arrangement for Mr. Franklin other than was initially described on pages 20 and 21 of the Proxy Statement. Mr. Franklin was included in the definition of “Mariposa” (as were Messrs. Ashken and Lillie and Mariposa Associates), and the previously disclosed suggested compensation arrangement for Mariposa included the suggested compensation for Mr. Franklin. For the avoidance of doubt, there was no separate suggested compensation arrangement for Mr. Franklin in connection with his potentially serving as Chairman of the Board or otherwise.

As disclosed on pages 8 and 20 of the Proxy Statement, a Termination of Group Agreement was entered into on March 20, 2018 pursuant to which Mariposa Associates and Messrs. Ashken, Franklin and Lillie terminated their participation in the Group Agreement, dated February 8, 2018. Accordingly, there is no longer any suggested compensation arrangement for any party.

Additional Participant Information, page 28

6.	Please disclose the information required Item 5(b)(1)(iv) of Schedule 14A for Mr. Mitchell.

Starboard acknowledges the Staff’s comment and respectfully advises the Staff that it believes that the information required by Item 5(b)(1)(iv) of Schedule 14A for Mr. Mitchell is already disclosed in the Proxy Statement. Please see page 29 of the Proxy Statement for information with respect to Mr. Mitchell’s beneficial ownership of securities of the Company.

April 4, 2018

Stockholder Proposals, page 31

7.	Please disclose the information required by Rule 14a-5(e)(3). See Item 1(c) of Schedule 14A.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 32 of the Proxy Statement.

Incorporation by Reference, page 32

8.	Please specify the “other important information” which is being omitted from your proxy statement in reliance on Rule 14a-5(c). In addition, please confirm that the participants will amend the proxy statement and disseminate a supplement if they elect to send a proxy statement to security holders without the registrant having previously furnished its proxy statement to each person solicited. We believe the participants may not rely on Rule 14a-5(c) before the registrant furnishes its proxy statement.

Starboard acknowledges the Staff’s comment and has revised the Proxy Statement to replace the reference to “other important information” with “Section 16(a) beneficial ownership reporting compliance of the Company’s directors, related party transactions and general information concerning the Company’s administration and independent registered public accounting firm.” Please see page 32 of the Proxy Statement.

Starboard does not currently intend to disseminate its definitive proxy statement prior to the Company’s furnishing of its definitive proxy statement; however, in the event Starboard does disseminate its definitive proxy statement prior to the Company’s furnishing of its definitive proxy statement, Starboard confirms its understanding that it must provide any omitted information to security holders in the form of a proxy supplement.

Soliciting Material under Rule 14a-12 filed March 9, 2018

9.	A reasonable factual basis must exist for each opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide support for the following statements:
•	“In our opinion, there is no reasonable explanation for this mass exodus other than directors desiring to cease their association with such poor corporate governance and dismal operational performance.”

Starboard acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of its opinion that there is no reasonable explanation for the mass exodus of the Company’s directors other than the directors desiring to cease their association with such poor corporate governance and dismal operational performance.

April 4, 2018

As shown in the graph below, since the closing of the Jarden acquisition, Newell’s stock price has declined by over 42% while the S&P 500 has increased by over 41%, resulting in cumulative underperformance of approximately 84%.8

Source: Capital IQ; Stock price performance from April 18, 2016 (first day of trading as a combined company following Jarden acquisition) to January 25, 2018 (day of Newell preannouncement of preliminary 2017 results, initial 2018 guidance and announcement of Board changes)

Further, as indicated below, following the announcement of full year 2017 results and the Company’s latest 2018 outlook, Starboard estimates that management’s EBITDA guidance for 2018 has fallen 20% below its original post-merger target.

8 Calculated from April 18, 2016 (first day of trading as a combined company following Jarden acquisition) to January 25, 2018 (day of Newell preannouncement of preliminary 2017 results, initial 2018 guidance and announcement of Board changes).

April 4, 2018

 Source: Company filings; Newell management commentary; Starboard estimates.
Adjusted EBITDA calculated as: Adjusted Operating Income + Depreciation & Amortization – Amortization of Intangibles. Adjusted EBITDA Margin calculated as: EBITDA / Net Sales.
(1) Starboard estimates based on management guidance as per earnings announcement on February 16, 2018 (assumes (i) Net Sales will be flat to slightly negative in 2018 based on recent historical trends and management commentary, with stabilization in 2019, (ii) slight decrease in Gross Margin based on management commentary, (iii) keeping SG&A in-line with most recent fiscal year and (iv) keeping Depreciation & Amortization at a constant 2.5% of Net Sales).

Starboard believes that this poor performance, coupled with the explanation provided in the response to the second bullet point of Comment #2 above, which is incorporated herein by reference, supports Starboard’s stated opinion regarding the exodus of five directors from the Board.

•	“We believe that the numerous director resignations are both a vote of no confidence in the current direction of the Company, and, simultaneously, a sign to shareholders of support for change.”

Starboard acknowledges the Staff’s comment and respectfully believes that the support for its belief that the numerous director resignations are both a vote of no confidence in the current direction of the Company, and, simultaneously, a sign to shareholders of support for change is self evident. Starboard also respectfully refers the Staff to Starboard’s response to the second bullet point of Comment #2 above, particularly as relates to Mr. Conroy being quoted as saying “I resigned because I do not believe that the current course is the optimal path forward for the [C]ompany,” and “I am not comfortable with recent events and have come to believe that change is needed.”

Moreover, Starboard notes that three of the directors who have resigned, Messrs. Ashken, De Sole and Franklin, were originally on Starboard’s slate of director candidates. To Starboard, that indicates that such directors lacked confidence in the direction of the Company under its current leadership and signaled that stockholders should support Starboard’s efforts to effect change at Newell.

April 4, 2018

*        *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Jeffrey C. Smith, Starboard Value LP Steve Wolosky, Olshan Frome Wolosky LLP Ryan Nebel, Olshan Frome Wolosky LLP

ANNEX A

Past Adjusted EBITDA/EBITDA Margin Calculation

	Source	Example: FY2017

Net Sales	Company 10-K Filing (Page 23)	$14,742

Adjusted Operating Income	Company 8-K Filing (Quarterly Results, Ex-99.1)	$2,092
Adj. Operating Margin		14.2%
		+
Depreciation & Amortization	Company 10-K Filing (Page 52)	$636
		-
Amortization of Intangibles	Company 8-K Filing (Quarterly Results, Ex-99.1)	$285
		=
Adj. EBITDA	Calculation: Adj. Operating Income + D&A - Amortization of Intangibles	$2,443
Adj. EBITDA Margin	Calculation: EBITDA / Net Sales	16.6%

$ in millions.

Projected Adjusted EBITDA/EBITDA Margin Calculation

	Assumptions	FY2018	FY2019

Net Sales	Starboard projects net sales will be flat to slightly negative in 2018 based on	$14,710	$14,933
Growth	recent historical trends & management commentary; stabilization in 2019	-0.2%	1.5%

Adjusted Operating Income	Slight decrease in gross margin based on management commentary - pushing	$2,038	$2,092
Adj. Operating Margin	production timing out in Writing*; keep SG&A flat/in-line with most recent FY	13.9%	14.0%
		+	+
D&A (Excl. Amort. Of Intangibles)	Keep constant at 2.5% of net sales	$362	$368
		=	=
Adj. EBITDA		$2,400	$2,459
Adj. EBITDA Margin		16.3%	16.5%

$ in millions.

* From Newell’s Q4 2017 Earnings Call; answer provided by Newell CEO Michael B. Polk:

“Q - That's okay. Yeah, it was the overall growth margin outlook for 2018 and the trajectory because of both the inventory draw downs and then also resin pressures...?

A - Yeah. Well, I think that's a really good point. I think our gross margins in the first quarter will look very much like what our gross margins looked like in the fourth quarter because we're pushing production time out of Q1 on Writing. Typically, we would start to build inventory in the month of March for Back-to-School sell-in at the end of June. The teams have found a constructive way to do that without having to start those builds so early. We want to keep the momentum going with respect to working capital movements versus what we were able to deliver a year ago right from the beginning of the year. We'll take the hit because we're going to prioritize cash above gross margin in the first quarter, but we'll take the hit on fixed cost absorption to gross margin in the first quarter to enable the movement of that inventory and the production plans out later into the year. We think that's the right call to make. We will pay a mix penalty in the first quarter because we'll continue to struggle with the one retailer I was referring to in Writing, and Writing has, obviously, a positive mix effect on the overall company. But I think the way to think about gross margin progression is Q1 looks a lot like Q4, and then things really begin to flow. We get the resin pricing implemented more broadly by about February 1. Most of those actions begin to get traction, so we'll get a bit of that benefit in Q1 and the flow-through of that benefit into the second, third and fourth quarters. We will get the mix benefit from less of a downdraft related to this one particular retailer on Writing.” (emphasis added)